SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 30, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso to supply a particleboard line to China

SIGNATURES

Date October 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso to supply a particleboard line to China

(Helsinki, Finland, October 30, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) business group Metso Panelboard will supply equipment for a continuous particleboard production line to Fuzhou Wood-Based Panel Plant in Fujian Province, China. The value of the order is approximately EUR 17 million. The deliveries will begin during the first half of 2004, and the production line will start up during the first half of 2005.

Metso Panelboard will deliver the equipment, engineering services and process automation for the main production line, from woodyard to intermediate storage.

The new line will be the first high capacity continuous particleboard line in China. With its annual production capacity of approximately 255.000 cubic meters, the new particleboard plant will be the largest in the country. The particleboard will be used in furniture production and in construction.

China is one of the main growth markets also in panelboard industry. The overall increase in living standards, the significant infrastructure development programs as well as expanding furniture export from China are boosting both construction industry and the demand for furniture and other panelboard based products.

Fuzhou Wood-Based Panel Plant in one of the main MDF-producers in China. It is now expanding to particleboard production.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Kari Simolin, Vice President and General Manager, Particleboard and OSB Division, Metso Panelboard, tel. +358 20 482 9616

Juha-Pekka Tuovinen, General Manager, Marketing and Sales, Particleboard and OSB Division, Metso Panelboard, tel. +358 20 482 9004

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.